EXHIBIT 21

LIST OF SUBSIDIARIES

Direct Subsidiaries

First Channel Limited, a British Virgin Islands corporation

Windsor Honour Limited, a British Virgin Islands corporation

Phoenix Creation Global Limited, a British Virgin Islands corporation

Indirect Subsidiaries

Union Beam Investment Limited, a Hong Kong corporation

Qianhai Lianqiao Investment Consulting (Shenzen) Company Limited, a Chinese corporation

Union Care Investment Limited, a Hong Kong corporation